Exhibit 99-1

News Release

Suncor Energy’s Rich Kruger urges Canada to seize the opportunity its energy resources provide

Calgary, Alberta (June 6, 2024) – Suncor (TSX: SU) (NYSE: SU) President and Chief Executive Officer Rich Kruger says Canada can increase its prosperity for the benefit of all Canadians while also mitigating the impacts of climate change if government and industry work together.

Kruger appeared today before the House of Commons Standing Committee on Environment and Sustainable Development as part of a panel of executives from Canada’s largest energy companies. His opening remarks are below.

Rich Kruger – Opening Comments

As an oil and gas executive with 40 years of experience, I could praise the transformational virtues of hydrocarbons over the past century, convey the world’s dependence on oil and gas for decades to come, recite economic contributions to Canada’s prosperity and, yes, discuss the concerning effects of climate change and GHG emissions.

I can speak to these topics with knowledge and conviction; however, today, I plan to dispel a series of myths and paint a picture of opportunity.

Myth #1: Oil & gas prosperity comes at the expense of the planet. This is false. Profits and the planet are not mutually exclusive; they are mutually dependent.

The energy transition will take expertise, technology, and funding. Expertise in project planning and execution, which exists in the oil and gas sector. Technology which has been a hallmark of our industry since the early days of Spindletop or, in Canada’s case, Leduc. And funding, from a financially strong industry, coupled with government support.

Myth #2: Canadian energy companies are doing little on their own, but rather resisting, the energy transition and decarbonization. This is also false.

Canadian companies are among the world’s most committed and proactive in reducing GHG emissions – literally, “putting our money where our mouths are.”

The companies here, including Suncor, are spending hundreds of millions of dollars funding fuel switching and low-carbon power generation projects, making investments in energy efficiency, building and operating renewable fuels plants, piloting technologies to lower emissions from in situ extraction, and collaborating to advance a globally unprecedented carbon capture and sequestration opportunity, the oil sands Pathways Alliance.

Myth #3: Canada can demonstrate global leadership by restricting its oil and gas sector for the benefit of the planet. This is perhaps the most concerning falsehood.

The world will not consume one less barrel of oil simply because Canada chooses not to provide it. That barrel will come from somewhere else. In most cases, somewhere with less commitment to responsible development, democratic ideals, social accountability, and climate action. How do I know? I’ve worked in many of the countries that hold the lion’s share of the world’s remaining reserves.

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Now, the opportunity: Canada is blessed with an abundance of oil and gas, fourth globally in oil reserves. An amount Canadians couldn’t consume in more than one hundred years.

Hence, the opportunity. To provide abundant, affordable, and responsibly produced energy, with lower emissions, to people around the world, including allies increasingly concerned about energy security. Also, to millions of others, who require energy to achieve a quality of life we take for granted. We can improve people’s lives, increase Canada’s prosperity, and help tackle climate change. A winning proposition.

However, industry can’t unconditionally and unilaterally decarbonize Canada’s oil and gas sector; if as a result, no one wants to invest in us or invest in Canada.

It will take collaboration to create a stronger, safer, healthier, and more prosperous world, with Canada as a leader in it. Industry by developing technology and investing in projects. Government by developing sound public policy and the enabling regulatory framework. Sadly, neither the requisite policies nor regulatory framework exist today in Canada.

Throughout history, Canada has “punched above its weight” around the world. Whether it was 80-years ago today on D-Day, with the landing at Normandy on Juno Beach, or sitting at the table shaping today’s international climate accords. Canada has always been on the right side of history and has another opportunity to be there today.

Canadians expect more from their political and business leaders than pointing fingers and clinging to ideology. They expect their leaders to roll up their sleeves and work together.

Work together to address issues, tackle challenges, and capture opportunities. Issues and opportunities that will determine their grandchildren’s long-term health and prosperity.

If that’s what this Committee wants to do, I’m all in and Suncor is all in.

Thank you, Mr. Chair.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

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